CORPORATE LEGAL

P.O. Box 810, 1000 AV Amsterdam	Department
Corporate Legal
Mr. Jim B. Rosenberg	Location
Senior Assistant Chief Accountant	IH-04.346
Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the Fiscal year ended December 31, 2010 (File No. 001-14642)	June 8, 2011

Dear Mr. Rosenberg,

Thank you for your letter, dated June 1, 2011, regarding the above-referenced filing. As Harm van de Meerendonk of ING Groep N.V. has discussed with Vanessa Robertson, we are currently working on a response to your letter, and we confirm our intention to submit our response by June 29. Please contact me should you have any additional comments or require additional information.

Very truly yours,

/s/ Jan-Willem Vink
Jan-Willem Vink General Counsel

cc:	Vanessa Robertson

Lisa Vanjoske

Michael Rosenthall

Jennifer Riegel

(Securities and Exchange Commission)

William D. Torchiana

Joram M. Lietaert Peerbolte

(Sullivan & Cromwell LLP)

Amstelveenseweg 500, Amsterdam	www.ing.com
T (020) 541 87 02 F (020) 541 87 23	ING Groep N.V., registered office Amsterdam
E jan-willem.vink@ing.com	Trade Register no. 33231073 Amsterdam